Exhibit 1

NEWS RELEASE FOR IMMEDIATE RELEASE
Agrium continues Retail growth with move into Western Canada
January 11, 2010- ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today a number of transactions resulting in the establishment of 33 retail outlets in Alberta and Saskatchewan, Canada, and they will now be branded under the Crop Production Services (Canada) Inc. name.
Agrium has purchased the remaining crop nutrient assets which it did not previously own from five Engro franchise dealers and an existing joint venture, with 27 locations in southern and central Alberta and 6 locations in southern Saskatchewan.
The retail outlets have annual revenues of approximately $162-million.
“These acquisitions are an important part of our Retail growth strategy and are expected to be accretive to earnings in 2010”, said Mike Wilson, Agrium President and CEO. “The purchase of these retail assets marks our entrance into the Canadian retail market and will enhance our ability to serve all our customers in these regions. Agrium has been in the retail crop input business in the U.S. for approximately 17 years under the brand name of Crop Production Services and this move into Canada is in line with our goal of doubling our Retail EBITDA in the future and providing further diversity in our Retail business. We will continue to look at selective retail opportunities as they arise.”
Over the past six months, Agrium has acquired over 60 farm centers in the United States and Canada, with over $350-million in revenues. This includes the series of transactions noted above, the acquisition of 24 retail outlets from Agriliance in December, 2009, and four other independent outlets in the United States.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations ,completion of the retail transaction as contemplated and the ability to successfully integrate the new assets into our existing retail business in an effective manner, general economic, market and business conditions, weather conditions, crop prices, the supply and demand and price levels for our major products, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events, except as may be required under applicable securities laws.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com